June 21, 2024

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	Linkhome Holdings Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 29, 2024 CIK No. 0002017758

Ladies and Gentlemen:

On behalf of our client, Linkhome Holdings Inc. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated June 11, 2024, relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 filed via EDGAR on May 29, 2024.

The Company is concurrently filing via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 29, 2024

Prospectus Summary, page 1

1.	We note your response to prior comment 1. However, you still have not disclosed the source for your claim that you are "one of the fastest-growing artificial intelligence real estate platforms in the United States." Identify the two competing real estate platforms which are developing their own AI tools. Balance your discussion of revenue growth with your net income growth. Also update your market data, such as the 2020 NAR data, throughout the filing to the latest available date.

Response: The Company acknowledges the Staff’s comment and has supplemented the Prospectus Summary disclosures and pages 1, 2 and 62 of the Registration Statement to address the Staff’s Comment.

2.	We note your response to prior comment 2. Please clarify that the transaction with the Cash Offer tool was with a related party, a beneficial owner of 12.5% of your voting securities.

Response: The Company acknowledges the Staff’s comment and has supplemented the Prospectus Summary disclosures and page 1 of the Registration Statement to address the Staff’s Comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Selected Income Statement Items Total Revenues, page 46

3.	We note your response to our prior comment 4 and revised disclosure here explaining the decline in real estate agency commission revenues from fiscal 2022 to fiscal 2023 as a function of the lower real estate transaction dollar volume of $15,438,435 in 2023 as compared to $28,243,875 in 2022. However, these amounts are disclosed in reverse order for each year on pages 1 and 62. Please revise.

Response: The Company acknowledges the Staff’s comment and has revised pages 1 and 62 of the Registration Statement to address the Staff’s comment.

Certain Relationships and Related-Party Transactions, page 79

4.	We note your response to prior comment 6. Please disclose the names of the related parties for each transaction. See Item 404(a)(1) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised pages 44 and 79 of the Registration Statement to address the Staff’s comment.

Principal Stockholders, page 80

5.	Please disclose the address of your greater than five percent beneficial owner. See Item 403(a) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised page 80 of the Registration Statement to address the Staff’s comment.

General

6.	Please file the consent of each director nominee as an exhibit to your registration statement. See Securities Act Rule 438.

Response The Company acknowledges the Staff’s comment and has filed the consent of each director as Exhibit 99.1 – 99.5 to address the Staff’s Comment.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Zhen Qin, Chief Executive Officer, Linkhome Holdings Inc.

3